

Mail Stop 3233

May 9, 2017

Via E-mail
Mr. Mark A. Wallace
Chief Financial Officer
Uniti Group Inc.
10802 Executive Center Drive, Benton Bldg., Suite 300
Little Rock, AK 72211

> **Re: Uniti Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-36708**

Dear Mr. Wallace:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Financial Statements

Note 4. Business Combinations, page 57

1. We note that you assigned a 30 year life to customer relationship intangible assets on the Tower-Cloud, Inc. acquisition. Please tell us how you evaluated the guidance in paragraph 350-30-35-3 of the Financial Accounting Standards Codification in determining that your determined useful life is appropriate.   Your response should highlight the characteristics of the customer list that support all the pertinent factors considered in your analysis.   In addition on page 52 of your notes to the financial statements, you indicate that customer list intangible assets are amortized using the sum-of-the-digits method.   However, on page 37, you indicate that it is amortized using the

straight-line method.   Please clarify and revise disclosures in future periodic filings to correct the discrepancy.

<u>Schedule III – Real Estate Investments and Accumulated Depreciation, page S-6 & S-7</u>

2. Please revise future periodic filings to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes.   Reference is made to Rule 12-28 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate & -
   Commodities